TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

April 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for Fiscal Year Ended September 27, 2015
Filed November 20, 2015
Response dated March 17, 2016
File No. 0-19655

Dear Mr. O’Brien:

By letter dated February 18, 2016 (and received on March 28, 2016), you provided additional comments on the above-referenced response of Tetra Tech, Inc. (the “Company”) to your letter also dated February 18, 2016.  Set forth below is the Company’s response to this comment.

9. Income Taxes, page 104

1.                                    We note your response to comment 1 in our letter dated February 28, 2016, in which you note that if you exclude goodwill impairment and contingent consideration from foreign pre-tax results, fiscal year 2015 would result in income of $8.7 million and fiscal year 2014 would result in a loss of $20 million.  We further note that the tax rate differential on foreign earnings reduced the statutory rate by 2.5%, or $2 million, for fiscal year 2015 and by 5.5%, or $7.9 million, for fiscal year 2014.  Please further expand your discussion and analysis of your effective tax rates for fiscal years 2015 and 2014 to explain how fiscal year 2014 resulted in a 5.5% decrease to the statutory rate even though foreign operations recognized a $20 million pre-tax loss excluding goodwill impairment and contingent consideration.  Please also provide an explanation as to how the decline in the adjusted fiscal year 2015 effect tax rate was due to a higher proportion of foreign operating income at lower tax rates even though the foreign tax rate differential in the reconciliation is a larger percentage and amount for fiscal year 2014.

Securities and Exchange Commission

April 15, 2016

Response

We advise the staff that after further reviewing comment 1 from your letter dated February 18, 2016, we acknowledge that the income tax rate reconciliation and related discussion in our fiscal 2015 Form 10-K could be more clear.  The line item “Tax differential on foreign earnings” in our tax rate reconciliation includes the impact of non-taxable interest income from a hybrid debt and equity tax structure in addition to the impact of foreign tax rate differentials.  If these items were shown separately, the trend in the tax rate differential impact would have been consistent with the trend in foreign earnings, excluding the impact of goodwill impairment and contingent consideration.  In addition, the tax rate reconciliation did not treat the foreign rate impact on goodwill impairment and contingent consideration in a manner consistent with the related discussion.  In future filings, we will clarify the disclosures as follows (changes in bold):

“Total income tax expense was different from the amount computed by applying the U.S. federal statutory rate to pre-tax income as follows:

	Fiscal Year Ended
	September 27, 2015	September 28, 2014	September 29, 2013

Tax at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	5.0	3.4	10.5
R&E credits	(3.8)	(0.6)	(52.8)
Domestic production deduction	(0.8)	(0.7)	(6.6)
Tax differential on foreign earnings (excluding goodwill and contingent consideration)	(3.8)	1.8	2.3
Non-taxable foreign interest income	(5.9)	(4.0)	(36.3)
Corrections of prior-year errors	–	–	26.0
Goodwill and contingent consideration	19.2	(11.5)	90.0
Stock compensation	0.5	0.2	3.5
Valuation allowance	5.7	0.3	39.5
Other	0.1	0.8	0.9

Total income tax expense	51.2%	24.7%	112.0%

In fiscal 2015, we recorded income tax expense of $41.1 million, representing an effective tax rate of 51.2%.  This tax rate is significantly higher than the expected statutory tax rate primarily due to the $60.8 million goodwill and intangible assets impairment charge, most of which was not tax deductible.  In fiscal 2014, we recorded income tax expense of $35.7 million, representing an effective tax rate of 24.7%, which was lower than the expected rate due to the impact of gains from changes to contingent consideration liabilities, most of which were not taxable.

Securities and Exchange Commission

April 15, 2016

Excluding these items in both fiscal years, our income before income taxes, by geographic area, was as follows:

	Fiscal Year Ended
	September 27, 2015	September 28, 2014
	(in thousands)
Income (loss) before income taxes:
United States	$129,289	$105,662
Foreign	8,682	(20,013)
Total income before income taxes	$137,971	$85,649

On the same basis, our effective tax rate was 32.3% in fiscal 2015 compared to 36.2% in fiscal 2014.  During the first quarter of fiscal 2015, the Tax Increase Prevention Act of 2014 was signed into law.  This law retroactively extended the federal R&E credits for amounts incurred from January 1, 2014 through December 31, 2014.  Our income tax expense for fiscal 2015 includes a tax benefit of $1.2 million attributable to the last nine months of fiscal 2014, primarily related to the retroactive recognition of these credits.  The remainder of the decline in the effective tax rate in fiscal 2015 compared to last year was primarily due to operating income in fiscal 2015 compared to a loss in fiscal 2014 from international operations (excluding the $50.3 million of goodwill and intangible assets impairment charges in fiscal 2015 and the net gains from changes to contingent consideration liabilities in fiscal 2015 and 2014 of $3.1 million and $45.4 million, respectively), which have lower tax rates than the U.S.

20. Quarterly Financial Information -- Unaudited, page 123

2.                                    As previously requested, please expand your presentation to include gross profit as required by Item 302(a)(1) of Regulation S-X.

Response

In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2016, we will expand our presentation to include a subtotal amount for gross profit.

Securities and Exchange Commission

April 15, 2016

*****

During your review, should you have any additional questions with respect to the Company’s responses, please contact Janis B. Salin, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; Brian N. Carter, Senior Vice President and Corporate Controller, at (626) 470-2468; or me at (626) 470-2463.

Respectfully,

/s/ Steven M. Burdick

Steven M. Burdick
Executive Vice President,
Chief Financial Officer

SMB:pb

cc:                              Tracey Houser, Staff Accountant, SEC

Jeanne Baker, Assistant Chief Accountant, SEC

Brian N. Carter, Senior Vice President and Corporate Controller

Janis B. Salin, Senior Vice President and General Counsel